Exhibit 99.9

Private & Confidential

[Name]
[Address]

Dear [Name],

Non - Executive Board Member Letter of Appointment

On behalf of the Board of Directors I write to confirm the terms of your appointment as a Non-Executive Director of Gelteq Limited (ACN 619 501 254) (Company) as set out in this letter and its schedules (Letter).

Gelteq Limited is a clinical and science-based company focused on developing and commercializing white label gel-based delivery solutions for prescription drugs, nutraceuticals, pet care and other products (Business).

1.	Appointment

1.1	You will hold your office in accordance with the Company’s Constitution as varied from time to time (Constitution), the Corporations Act 2001 (Cth) (Corporations Act). Nothing in this Letter excludes or varies the terms of the Constitution or the Corporations Act as they apply to you as a Director of the Company.

1.2	By accepting this appointment, you warrant and represent to the Company that you:

(a)	have the legal power, capacity and authority to perform your obligations under this appointment.

(b)	are able to allocate sufficient time to perform your role; and

(c)	have read, understood and agree to be legally bound by the terms set out in this Letter of appointment.

1.3	Nothing in this Letter is intended to create a relationship of partnership, joint venture or employer-employee between the parties.

1.4	You may be appointed to a number of sub-committees of the Board, as indicated in Schedule 1 and you will be expected to perform any other duties that the Board may assign to you from time to time and any other duties reasonably contemplated by your office.

1.5	Your appointment as a Non-Executive Director will disqualify you from holding an executive role with the Company. The Board may however assign you special duties accessory to your duties as Non-Executive Director, which will be remunerated on the basis of arms-length rates to be agreed with the Board.

2.	The role of the Board

2.1	The Board acts on behalf of shareholders and is accountable for the overall direction, management and corporate governance of the Company including as detailed in Schedule 2.2.2

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3.	Your duties

3.1	As a Member of the Board, you agree to accept the responsibilities of your role as set out above and in Schedule 2.

3.2	You must comply with the Constitution, Company policies and Code of Conduct.

3.3	We expect you to attend Board and Committee meetings at a location (and in such manner, for example, by telephone) and on dates nominated in advance, unless prevented by illness or other good cause.

3.4	You may also be required to attend meetings of shareholders.

3.5	You must devote such time and attention as is necessary to prepare ahead of each meeting and for the proper discharge of your responsibilities as a Non-Executive Director of the Company, which will normally involve a time commitment of approximately 1 day per month (after an initial induction phase) or otherwise as agreed between you and the Company (acting reasonably).

3.6	You must undertake your duties to the best of your skill and ability and discharge your responsibilities as a Director of the Company in good faith and in the interests of the Company notwithstanding that you may have been appointed by a shareholder.

3.7	Except as specifically authorised by the Board and/or in accordance with the Company’s Constitution and the Corporations Act, you have no personal authority to commit the Company or to enter into any legally binding obligation on behalf of the Company or to exercise any powers of the Company.

4.	Indemnity, Insurance and Access

Deed of Indemnity, Insurance and Access

4.1	The Company has arranged for a deed of insurance, indemnity and access to be prepared, which will be entered into by yourself and the Company.

4.2	The Company will also use its best endeavours to secure and maintain appropriate directors’ and officers’ liability insurance. You are entitled to call for a copy of the policy and its schedule.

Information and Employees

4.3	You will be provided with all appropriate financial and operating information necessary for the performance of your duties. While you are a Director of the Company, you will be granted reasonable access to any information or employees in order to carry out your duties, subject to any applicable law that would restrict the disclosure of information. Notwithstanding any provisions in this Letter, if you take legal action against the Company or intend to do so, your rights of access will be limited to those rights provided by law.

5.	Policies

5.1	You must comply with Company’s codes, guidelines and policies.

5.2	From time to time, Company may adopt new policies in accordance with applicable regulatory and governance requirements.

5.3	You agree that you will carry out your duties in accordance with all applicable legal standards and standards of good corporate governance rules.

6.	Term

6.1	Your appointment will commence on the Appointment Date stated in Schedule 1 and will continue until terminated in accordance with this Letter, the Constitution, the Corporations Act and the Listing Rules as applicable.

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7.	Fees and expenses

7.1	In consideration of the performance of your duties outlined above, you are entitled, to Directors’ Fees as set out in Schedule 1 from the Company, in the manner and at the times set out in Schedule 1.

7.2	In addition to clause 7.1, the Company shall reimburse you for expenses incurred within 30 days of receiving written evidence (which must be sufficient to be audited and included in the Company’s tax return, including in any form or with any details required by the Company such as an ABN) which include:

(a)	reasonable transportation and lodging costs incurred for the you to attend any meeting of the Company’s board of directors provided the General Manager of the Company, the Chief Financial Officer of the Company has previously approved the nature, scope, and extent of such costs in writing after receiving a cost estimate from you; and

(b)	any other expense approved in writing by the Chief Executive Officer or Chairman of the Company.

7.3	You agree that you are not entitled to recover from the Company reimbursement for any expenses that were not approved in advance by the Chief Executive Officer or Chairman of the Company.

7.4	In some circumstances, subject to the terms of the Deed of Indemnity, Insurance and Access, the Company may pay in advance or pay the expense directly on your behalf upon approval of the Chief Executive Officer or Chairman of the Company.

7.5	From time to time you may wish to seek independent legal and professional advice in connection with the discharge of your duties as a Director of the Company. Subject to the prior written consent of the Board, the Company will reimburse you for the cost of any such advice.

8.	Ownership of work

8.1	You agree to assign, on an ongoing basis throughout the Term, exclusively to the Company in perpetuity, all right, title and interest of any kind whatsoever, in and to all intellectual property including without limitation discoveries and improvements, patentable or otherwise, trade secrets and ideas, writings and copyrightable material, designs, which may be conceived by you or developed or acquired by you during the Term of your appointment, which may pertain directly or indirectly to the Business of the Company or any of its subsidiaries, parent company, or affiliates, including any and all copyrights thereto (and the exclusive right to register copyrights).

8.2	Accordingly, all rights in and to the Work Product, including any materials derived therefrom or based thereon and regardless of whether any such Work Product is actually used by the Company, shall from its creation be owned exclusively by the Company, and you will not have or claim to have any rights of any kind whatsoever in such Work Product. Without limiting the generality of the foregoing, you will not make any use of any of the Work Product in any manner whatsoever without the Company’s prior written consent, which may be withheld at the sole discretion of the Company.

8.3	You agree to disclose fully all such developments to the Company upon the request of the Company, which disclosure shall be made in writing promptly following any such request.

8.4	You agree, upon the request of the Company, to execute, acknowledge and deliver to the Company all instruments and do all other acts which are necessary or desirable to enable the Company or any of its subsidiaries or affiliates to file and prosecute applications for, and to acquire, maintain and enforce, all patents, trademarks and copyrights in all countries in connection with any component of the Work Product.

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9.	Ownership and return of property

9.1	All property including, but not limited to, files, manuals, equipment, securities, and monies of any and all customers of the Company that are, from time to time, in your possession or control will be, at all times, the exclusive property of the Company. You must deliver all such property to the Company on the earlier of:

(a)	the termination of your appointment; or

(b)	upon the written request, at any time, by the Company.

9.2	Upon termination of your appointment, you must immediately deliver to the Company all books, manuals, reports, documents, records, effects, money, securities, whether in print or stored electronically, or other property belonging to the Company or for which the Company is liable to others which are in his possession, charge, control, or custody.

10.	Confidential information

10.1	The following is Confidential Information:

(a)	all business and financial information relating to either the Company or any related body corporate;

(b)	all intellectual property, processes, procedures, marketing strategies, information concerning customers, know-how, systems, computer programs, models, data bases, any modifications to such things and all other information which, by its nature places or potentially places the Company and any related body corporate at an advantage over its present or future business competitors (whether registered, patented or not);

(c)	any information which is marked “confidential”; and

(d)	any information that would at law be considered secret or confidential information of the Company or its business and any related body corporate;

but does not include information which:

(e)	at the time of first disclosure by the Company and/or any related body corporate to you is already in the public domain; or

(f)	after disclosure by the Company and/or any related body corporate to you becomes part of the public domain.

10.2	During your appointment you may have access to and become familiar with various Confidential Information.

10.3	You must not at any time whether before or after the termination of your appointment with the Company disclose to any person, firm, company or organisation whatsoever or use, print or publish any Confidential Information except in the proper performance of your duties or with the prior written consent of the Company or as required by law.

10.4	You agree that during the term of your appointment and for an indefinite period thereafter, you will not use, directly or indirectly, any Confidential Information for your own benefit or for the benefit of any person competing or endeavouring to compete with the Company.

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11.	Termination

11.1	Your appointment will be automatically terminated if you:

(a)	are declared bankrupt;

(b)	become of unsound mind or a person whose person or estate is liable to be dealt with under the laws relating to mental health;

(c)	are prohibited from being a Director in accordance with any of the provisions of the Listing Rules, the Corporations Act or any order made under the Corporations Act;

(d)	resign by giving the Company 3-month written notice;

(e)	are charged with an offence that the Company or Board considers makes you unfit to continue in your role, including any offence involving dishonesty;

(f)	either personally or by an alternate Director, fail to attend Board meetings for a continuous period of six (6) Months, or more than two (2) consecutive Board meetings, without leave of absence from the Board;

(g)	become an executive Director under an employment or services agreement with the Company and that agreement terminates, unless the Board determines otherwise.

(h)	commit any breach and/or repeated and/or continual breach of any of your obligations under this Letter;

(i)	are, or become, unable to perform your duties under this Letter due to health reasons, disability, or being of unsound mind, unless the Company can accommodate your health impairment or disability without the Company incurring undue hardship;

(j)	bring the name or reputation of the Company, or any of Company’s affiliates, subsidiaries, or parent (each a Group Member) into serious disrepute or prejudice the business interests of the Company or any Group Member; or

11.2	Subject to applicable laws, the Constitution and the Listing Rules, the Company, may terminate your appointment with immediate effect, without providing reasons and without indemnity, at any time during your appointment.

11.3	You may terminate your appointment at any time on three (3) months’ written notice to the Company.

11.4	Upon termination of your appointment for any reason, you agree that:

(a)	you will not be entitled to any damages and no fee or compensation will be payable to you in respect of any unexpired portion of the term of appointment;

(b)	any unvested securities in the Company previously granted to you or your nominee will lapse and expire for no compensation;

(c)	you will deliver to the Company all books, documents, papers and other property of or relating to the business of the Company or any Group Member, that are in your possession, custody or power by virtue of your position as a member of the Board; and

(d)	you must immediately resign:

(i)	as a director of the Company;

(ii)	as an officer of any subsidiary of the Company; and

(iii)	from any other appointment or office you hold as a nominee or representative of the Company and any subsidiary of the Company.

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12.	General

12.1	Counterparts: This Letter may be executed physically or electronically in any number of counterparts, each of which when executed and delivered shall constitute an original of this Letter, but all the counterparts shall together constitute the same agreement. No counterpart shall be effective until each party has executed at least one counterpart. The parties agree that an executed electronic copy of a digital scan (including in portable document format), of this Letter (where such email address has been notified by a party to another party for these purposes) will serve as a legal and binding agreement with the same force and effect as the original.

12.2	Entire agreement: This Letter supersedes any previous letters of appointment as a Non-Executive Director of the Company.

12.3	Severance: If any provision of this Letter is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from this Letter and rendered ineffective as far as possible without modifying the remaining provisions of this Letter, and shall not in any way affect any other circumstances of or the validity or enforcement of this Letter.

12.4	Waiver: A failure by either party to take action to enforce its rights does not constitute a waiver of any right or remedy under this Letter unless it is in writing signed by the party granting the waiver.

12.5	Governing law and jurisdiction: The terms of your appointment are governed by and construed in accordance with the laws of Victoria, Australia and the courts of Victoria, Australia have non-exclusive jurisdiction for all matters arising under it.

12.6	Other information

Enclosed with this Letter for your information are:

(a)	a copy of the Constitution of the Company in Annexure 1; and

(b)	your Consent to your appointment as a Director.

Please let me know if you have any questions about any of the matters raised in this Letter. Then, would you please sign and return to me the enclosed copy to acknowledge acceptance of the terms set out in it.

Yours sincerely

For and on behalf of the Company

I agree to my appointment as a Board member of the Company upon the terms set out in the Letter of Appointment dated [date]. I acknowledge that this Letter supersedes any prior Letters, agreements and discussions.

____________

[Name]

Dated:

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Schedule 1

No.	Item	Description

1.	Company	Gelteq Limited (ACN 619 501 254)

2.	Appointment Date

3.	Director Details	Name: Address: Email address: Phone no:

4.	Director	Non - Executive Director

5.	Director’s Fees	You will receive directors’ fees as determined by the board from time to time. The expected remuneration for non-executive directors is as shown below:

Position	Annual Service Retainer US$	Chairperson Additional Retainer US$
Board of Directors	$	$
Audit Committee	$	$
Compensation Committee	$	$
Nominating and Corporate Governance Committee	$	$

Directors’ Fees are payable monthly in arrears less any applicable withholding taxes and inclusive of any Australian superannuation (or US equivalent) that the Company is required to remit on your behalf.

Directors’ Fees will begin and accrue from the date the Company lists on a recognized stock exchange with an initial public offering (IPO), or a minimum of          is raised. You should note that the Company reserves the right to modify Directors’ Fees from time to time as it deems necessary in accordance with the Constitution and the Corporations Act.

In addition to the above, you will be eligible for the Company’s Equity incentive Plan (EIP) adopted by the Company and approved by the Board from time to time.

The Board intends to issue Directors of Gelteq fully paid ordinary shares or securities convertible into fully paid ordinary shares subject to the Company’s EIP, the Constitution, the Corporations Act and the Listing Rules.

Upon engagement, subject to the approval of the EIP and of such grant by the Board, it is proposed that a grant you            worth of ordinary shares, on the basis of the IPO share price which terms will be outlined in a separate letter of offer.

You may nominate a nominee for the purpose of holding such securities.

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Schedule 2

Role of the Board

1	The Board consists of several Directors, who, is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs including:

(a)	overseeing the Company, including its control and accountability systems;

(b)	assisting in developing, approving and monitoring the strategic plan for the Company and its subsidiaries (Group);

(c)	monitoring the performance of the CEO and other senior executives;

(d)	ratifying the appointment and, where appropriate, the removal of the CFO and Company Secretary;

(e)	ratifying other senior executive appointments and organisational changes

(f)	approving senior management remuneration policies and practices;

(g)	approving succession plans for management;

(h)	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;

(i)	reporting to shareholders;

(j)	approving management’s performance objectives;

(k)	determining and financing dividend payments;

(l)	approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures;

(m)	approving and monitoring financial and other reporting;

(n)	reviewing and ratifying systems of risk management, internal compliance and control, and legal compliance to ensure appropriate compliance frameworks and controls are in place;

(o)	reviewing and overseeing the implementation of the Group’s Code of Conduct;

(p)	approving charters of Board committees;

(q)	monitoring and ensuring compliance with legal and regulatory requirements and own ethical standards and policies;

(r)	monitoring and ensuring compliance with best practice corporate governance requirements and

(s)	other duties pursuant the Corporations Act and the Listing Rules[1].

2	Further, the Board

(a)	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

[1]	Listing rules prescribed by the NASDAQ and the SEC (US)

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(b)	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

(c)	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

Role of a Non-Executive Director

In addition to these requirements, the role of each Director is to possess the following key attributes:

(1)	strategy: constructively challenge and contribute to the development of strategy.

(2)	performance: scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

(3)	risk: satisfy themselves that financial information is accurate, and that financial controls and systems of risk management are robust and defensible; and

(4)	independence: act with independence (a director is independent if he or she is free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual security holder or other party).

The Board will regularly assess your independence as a director to ensure that you do not have any relationship or interest that interferes with your unfettered and independent judgment, or could reasonably give the impression that your independence as a director has been compromised.

You must cooperate fully with any assessment process and give all reasonable information requested. You must fully and frankly tell the board about anything that:

(a)	may lead to an actual or potential conflict of interest or duty;

(b)	may lead to a reasonable perception of an actual or potential conflict of interest or duty;

(c)	interferes with your unfettered and independent judgment; or

(d)	could reasonably give the impression that your independence as a director has been compromised.

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Nomination of security holder

You may nominate a Nominated Party (having the meaning set out in the Plan) to hold the securities on your behalf by completing the table below. If requested by the Company, you must provide a declaration by the Nominated Party pertaining to its status as your Nominated Party and satisfactory evidence of its status as your Nominated Party.

1.	Nominated Holder / Trustee

2.	Beneficiary (if applicable)

3.	ABN/ACN

4.	Foreign Company Number (if not AU)

5.	Registered Office Address of Nominated Holder

6.	Contact Person

7.	Email address

8.	Contact person phone

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